

INVEST IN **SEATTLE GUMMY COMPANY**

Delivering functional healthcare with gummies instead of pills

LEAD INVESTOR

EpiMED LLC

It is truly an honor to join SGC's ownership group and help the company to change how people take medicine. We have been watching SGC's dramatic growth as the first gummy medicine company from the start to receiving the IND approval from FDA on the world's first gummy medicine. In the blink of eye, SGC has launched multiple lines of functional gummy products from the fastest acting highest loading caffeine Shots to Slumber Shots, the most effective non-drug sleep product on the market. SGC has demonstrated that any active pharmaceutical ingredient (API), such as caffeine, can be delivered by using its proprietary gummy platform. From the medical point of view, gummy medicine makes total sense. The oral mucosa is highly vascularized; drugs that are absorbed through the oral mucosal directly enter the systemic circulation, bypassing the gastrointestinal tract and first-pass metabolism in the liver. Using gummy medications, SGC can deliver pharmaceutical effects more effectively and efficiently. SGC is at the critical stage of conducting clinical trials for each gummy medication in compliance with FDA's rules. The list of pipeline medications/drugs seems to be endless. Every FDA approval marks a significant milestone to the society, to the financial success of SGC, and to the higher return for the

investors/shareholders. From the investment point of view, SGC got the technology, the trillion-dollar addressable markets, strong IP portfolio, multi-talented leader (Connie), strong each gummy medication in compliance with FDA's rules. The list of pipeline medications/drugs seems to be endless. Every FDA approval marks a significant milestone to the society, to the financial success of SGC, and to the higher return for the investors/shareholders. From the investment point of view, SGC got the technology, the trillion-dollar addressable markets, strong IP portfolio, multi-talented leader (Connie), strong operation team (Brad), and performance-driven sales team (Chris). We are very glad that SGC decided to open up a weFunder round so we have this opportunity to invest now. We look forward to enjoying potentially high financial returns while witnessing this first gummy medicine company to become a unicorn pharmaceutical company in the future.

Invested $10,000 this round



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seattlegummy.com   Seattle WA

Technology | Food | Retail | Female Founder | Api

Highlights



1. Pill protestors rejoice, no more swallowing horse pill, no more sticky spilly syrup

(2) Received the IND approval from FDA on the world first ever gummy medicine

(3) 10+ gummy medicine developed, 5 in FDA approval process, and 16+ functional gummy products in stores

(4) 70+ Patent filings with 40+ patents pending and 30 International Trademarks

(5) $10M+ Raised from VC, PE and FOs; and R&D collaborations with Fortune500 partners

(6) Endless revenue generation: Functional Gummies, Gummy Medicine, IP licensing, R&D service

(7) Poised to address a $1200B dollar global pharmaceutical market or TAM

(8) In 4500+ stores across US, e-commerce to all 50 States and in China with $2.5M revenue to date

Our Team

Our Team



Connie Wan CEO & Founder

Named inventor on 200+ patent with "more degrees than a thermometer" sporting 5 professional degrees including a Ph.D. in Organic Chemistry, J.D. (Law) and Master in Medicine; Extensive experience in business, law, technology and consumer psychology.

SGC got started with a simple notion – just so kid can take medications. Young kids cannot swallow. Syrup is hard to measure and accurately dose. Then I found out that a large population of older folks can't swallow either. Actually, 30% of the adults in US have problems swallowing. We made gummy medicine just so people can take medications.



Bradley Fitch Director, Operation and Marketing

An operational wizard -- methodical, dogged, focused and extensively experienced as a creative operation strategist skilled at building growth opportunities, best-in-class marketing strategy, turning insights into action and plan into results.



Chris Bailey Director, Sales

A true "hunter" with proven track records in bringing in revenue, dramatically expanding sales channels, building performance driven sales organizations; extensively experienced in go-to-market strategic through B2B, B2C, retail and digital channels.



Brenden Carlson Director, Technology and Products

A "walking encyclopedia of polymer chemistry" --uniquely gifted in manipulating polymer properties in creative gummy matrixes and formulating performance-driven functional gummy™ products; Ph.D. in chemistry and named inventor on 100+ patents.



Andy Wellman Director, Business Development

A lifelong "sales guy", with 30+ years experience in the Consumer Package Goods industry. Andy has worked with many major customers, including wholesalers, corporate grocery chains, mass-market, club and sports specialty stores in the United States,

Pitch



SEATTLE
GUMMY
COMPANY

SEATTLE GUMMY COMPANY

Just so people can take medicines...

A GUMMY MEDICINE COMPANY...

| Medicine & Bioactives | → | Novel Gummy Delivery System | → | Oral Mucosal Administration |







a — sublingual artery
b — sublingual gland
c — parotid gland
d — internal carotid artery
e — submandibular gland
f — lingual artery
g — external carotid artery
h — common carotid artery

WHY:
JUST SO PEOPLE CAN TAKE MEDICINES…

PROBLEM: difficulty swallowing (dysphagia)

- ❑ Young children
- ❑ 22% of the people over 50 in US suffer from dysphagia
- ❑ 1 in every 17 adults in US suffer from dysphagia (swallowing difficulty)
- ❑ difficulty swallowing significantly reduces medication compliances



SOLUTION: SGC gummy drugs

- ☑ no more inaccurate dosing
- ☑ No more spilling
- ☑ No more gooey sticky syrup
- ☑ No more grinding pills
- ☑ Improved medication compliance
- ☑ Improved medication efficiency

Source:
https://pubmed.ncbi.nlm.nih.gov/25193514/
https://www.asha.org/public/speech/swallowing/swallowing-disorders-in-adults/
https://www.asha.org/practice-portal/clinical-topics/pediatric-dysphagia/

WHY:
PEOPLE ARE ASKING FOR IT…

From: Marnie Peters

Melissa Robson · 3rd+ 1d ···

From: svetlana Feofanova

<marpet33@pldi.net>
Subject: Technolgy

Message Body:
I really hope you are able to make gummies a viable drug solution. My grandson is autistic with taste, texture and smell issues. Giving him any medicine is almost impossible due to smell, taste etc. He has no issues with vitamins or melatonin in gummies. He loves gummies and being able
to give him allergy relief and other things in that form would be amazing.

--

This e-mail was sent from a contact form on Seattle Gummy Company (http://seattlegummy.com)

 Learning and Development Manager...
I just found you while searching and scouring the internet for kids motrin in gummy form. How is that project coming? I can tell you, I'd pay double right now if they were on the market already! My 2 year old is recovering from a T and A and he wont take his pain meds. I can't stand holding him down and forcing a sticky syringe in his mouth in the middle of the night:(

Like   Reply   · 2 replies

Show 1 more reply

Melissa Robson · 3rd+   10h ···
Learning and Development Man...

Jenny Fraas he won't eat chewable either! I hav ...see more

<sreoranova@yanoo.com>
Subject: Gummy medicine for special needs children

Message Body:
Hello, I am very excited to find your company. We have 2 children with Autism. One of them refuse to take any medication when he is sick. He loves gummies. A lot of families with special needs children will appreciate very much when your products will become available to us!!! Please let us know if there is anything we can do to speed up this process! Thank you.

--

This e-mail was sent from a contact form on Seattle Gummy Company (http://seattlegummy.com)

WHY:LIFE IS A CYCLE...



Pediatric market needs:
- Children lack gag reflex, cannot properly swallow
- there are over 49 million children younger than 12 – making up 15% of US population according to 2019 US census

Geriatric market needs:
- As we get older, we lose gag reflex and cannot properly swallow
- There are over 54 million US residents 65 years and older – making up 16% of US population according to US census

WHY GUMMY:
FAST ABSORPTION + EFFECTIVE + CONVENIENT



medication compliance (Needs)
Pediatric population (Needs)
Geriatric population (Needs)
Preferred by general population
Appetizing
No water needed for consumption
Convenient
Accurate dosing (unlike syrup)
Effective & efficient
Fast mucosal absorption
Avoid first pass effect
Short regulatory pathway 505(b)(2)

Seattle Gummy Proprietary

6

GUMMY MEDICINE:
ASTRONOMICAL TOTAL ADDRESSABLE MARKET



Market Category (2018)
$Billions
1400
1200
1000
800
600
400
200
0

	US dietary supplements	Global dietary supplement	US OTC	Global OTC	US prescription (Rx)	Global pharmaceutical
■ Size ($B)	17.2	220.3	33	145	325	1170
■ Addressable ($B)	5.16	66.09	9.9	43.5	97.5	351

BUSINESS STATUS

✓**Revenue-generating: functional gummies**

- Problem-solution focused functional gummies
- API-herbal medicine synergy
- www.functionalgummy.com

✓**Revenue-generating: R&D and IP Licensing**

- Gummy delivery platform technology
- R&D collaboration and partnership
- www.seattlegummy.com

○ **Pre-revenue: gummy medicine**

- Therapeutic gummies: OTC and Rx
- FDA505(b)(2) new drugs
- www.gummymedicine.com

Active Pharmaceutical Ingredients (APIs)
Innovative oral mucosal delivery platform







COMPANY STRUCTURE:

VERTICALLY INTEGRATED WITH COMPLETE VALUE CHAIN CONRTOL



SEATTLE GUMMY COMPANY
R&D
Gummy Medicine
Functional Gummies
Manufacturing
SG (BJ) Technology Co. Ltd.
FDA pipeline
OTC
Rx
TCM
Energy
Sports
Wellness
Beauty
Pilot factory
Fulfillment center

Immune Health | TCM | Skincare | Anti-aging

SGC TECHNOLOGY TOOLBOX:

API-Complexing Technology



GummEx™ Extended Chewable Technology



API-herbal Medicine Synergy


CH3
N
O
CH3
H3C

Gummy Matrix Stabilizer Technology



FunctionalGel™ Thin Film Delivery



Trulinose®



SGC TECHNOLOGY TOOLBOX:

LOW SUGAR, SUGAR FREE, GUMMY ZERO®, TRULINOSE®

Glycemic Index

140

Glycemic Index


120



SGC TECHNOLOGY TOOLBOX: FUNCTIONAL INDEX



Functional Index: Caffeine

Functional Index: Elderberry

IP PORTFOLIO: PATENTS & TRADEMARKS

Patent Portfolio:

- 70+ patent filings with 40+ patents pending

Trademarks: 28+

- US
- China

Claims:

- Trulinose®
- Gummy Zero® matrix
- GummEx™ matrix
- Sugar free matrix
- API-complexing technology
- Gummy drugs
- Functional gummies



REVENUE GENERATION: THREE INCOME STREAMS POWERED BY R&D



REVENUE GENERATION: R&D COLLABORATION &IP LICENSING

R&D COLLABORATION



FORTUNE 500 PARTNERS

- New product development
- New market expansion
- Intellectual property creation
- Intellectual property licensing

REVENUE GENERATION: PRODUCTS SALES

- **Functional Gummies**

  (functionalgummy.com)



- **Gummy Medicine**

  (gummydrug.com)



PRODUCT PORTFORLIO: FUNCTIONAL GUMMY



| ENERGY | SPORTS | WELLNESS | BEAUTY | ANTI-AGING |

PRODUCT PORTFORLIO: GUMMY MEDICINE



GUMMY MEDICINE: CETERIC™ ALLERGY GUMMY

- API: cetirizine HCl (Zyrtec)

- IND 140312: Approved

- Indications:
    - Fast relieve allergy symptom including water eyes, runny nose, itching eyes and nose, hives and itching

- ClinicalTrials.gov
    - Identifier: NCT04071821



GUMMY MEDICINE: DALAFIL™ ED GUMMY



- API: Tadalafil (Cialis)
- IND 147979: in preparation
- Indications:
  - Erectile dysfunction (ED)
  - Pulmonary arterial hypertension (PAH)
- ClinicalTrials.gov
  - Identifier: NCT04762082

FUNCTIONAL GUMMIES DIGITAL SALES



ECOMMERCE CHANNELS

































SEATTLEGUMMY.COM
amazon.com
FAIRE
EXCHANGE
ARMY & AIR FORCE EXCHANGE SERVICE
Walmart.com
VitaminLife
tundra
newegg
bonanza
everything but the ordinary
RANGE·me
GROUPON
sears
kmart
mable
ABOUND
MODALYST
TOUCH OF MODERN
ebay
spocket

ECOMMERCE SALES: ALL 50 STATES



FUNCTIONAL GUMMIES RETAIL SALES



POINTS OF SALES: 4500+ STORES 30 STATES





WHOLESALE CHANNELS
















INTERNATIONAL SALES: CHINA



INTERNATIONAL SALES: SINGAPORE



INTERNATIONAL SALES: COSTA RICA



INTERNATIONAL SALES: ICELAND



CONNIE WAN PH.D. J.D.
FOUNDER & CEO

Serial entrepreneur: Seattle Gummy Company (CEO/Founder)
Benemilk Ltd. (CTO/CIPO)
Scyan Electronics (Co-founder)
Thermopeutics (Co-Founder, CTO)

Business: INTELLECTUAL VENTURES, WaterStone 磐石资产























Research: UW Medicine School of Medicine, Merck Serono

Legal: Amgen, Daiichi-Sankyo, Omeros, OncoGenex, AstraZeneca, teva, University of Washington, UBC, Immunex

Washington State Patent Law Association, past-President
Washington State Bar Association, IP Executive

Education: J.D., University of Washington Law School
Ph.D. M.S., Organic Chemistry, Clark University
Master of Medicine, B.S. (Pharmacy), Peking University

TEAM

- **R&D**: Brenden Carlson Ph.D.
- **FDA Regulatory**: Albert Yehhaskel M.S.
- **FDA Advisor**: Tom Xie Ph.D. (Brightech Intl. Founder)
- **Operations & Marketing**: Brad Fitch MBA
- **Sales**: Chris Bailey MBA
- **BD**: Andy Wellman
- **China market**: Kelly Wei MBA
- **Accounting**: Kristin Nutt

- **IT & AI**: Ruirui Gu Ph.D.


SEATTLE
GUMMY
COMPANY
JOIN US